Exhibit 99.1

Zymeworks to Present at the 2017 American Society of Clinical Oncology Annual Meeting

Vancouver, Canada, (May 17, 2017) – Zymeworks Inc. (“Zymeworks”), a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, today announced that it will be presenting Phase 1 clinical trial dose escalation data at the American Society of Clinical Oncology (“ASCO”) Annual Meeting, being held from June 2-6, 2017 in Chicago, Illinois.

The presentation will include detailed safety and preliminary anti-tumor activity data for the dose escalation stage of Zymeworks’ Phase 1 clinical trial of ZW25, Zymeworks’ lead product candidate. Presenting on behalf of Zymeworks will be lead investigator, Dr. Funda Meric-Bernstam, MD. Dr. Meric-Bernstam is Chair, Department of Investigational Cancer Therapeutics; Medical Director, Khalifa Institute for Personalized Cancer Therapy; Nellie B. Connally Chair in Breast Cancer Research; and Professor, Divisions of Cancer Medicine and Surgury at, The University of Texas MD Anderson Cancer Center and The University of Texas.

Zymeworks will present at the following session:

Poster Title: Phase 1 dose escalation of ZW25, a HER2-targeted bispecific antibody, in patients with HER2‑expressing cancers.
Session Information: Poster Session: Breast Cancer - Metastatic
Date: June 4, 2017
Time: 8:00 a.m. – 11:30 a.m. Central Time
Presentation abstracts are available at www.asco.org.
About ZW25

ZW25 is Zymeworks’ lead product candidate currently being evaluated in an adaptive Phase 1 clinical trial in the United States, based on Zymeworks’ Azymetric™ platform. It is a bispecific antibody that can simultaneously bind two non-overlapping epitopes, known as biparatopic binding, of HER2 resulting in dual HER2 signal blockade, increased binding and removal of HER2 protein from the cell surface, and enhanced effector function. These combined mechanisms of action have led to significant anti-tumor activity in preclinical models of breast cancer. Zymeworks is developing ZW25 as a best-in-class HER2-targeting antibody intended as a treatment option for patients with any solid tumor that expresses HER2.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Forward Looking Statements

This press release includes"forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that relate to Zymeworks’ Phase 1 clinical trial, ASCO presentation and other information that is not historical information. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in our registration statement on Form F-1 and in our supplemented PREP prospectus dated April 27, 2017 filed in connection with our initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com